Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

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Direct Dial Number (212) 455-7862	E-mail Address hui.lin@stblaw.com

December 16, 2024

VIA EDGAR

Re:	New Pluto Global, Inc.
Registration Statement on Form S-4
Filed November 4, 2024
File No. 333-282985

Alexandra Barone, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barone:

On behalf of New Pluto Global, Inc., a Delaware corporation (“New Paramount” or the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the proposed transaction among Paramount Global, Skydance Media, LLC, a California limited liability company (“Skydance”), and certain affiliates of investors of Skydance, which amends the Registration Statement filed on November 4, 2024. The Registration Statement has been revised in response to the Staff’s comments, to include unaudited condensed consolidated financial statements of Skydance as of September 30, 2024 and for the nine-month period ended September 30, 2024 and 2023 and to reflect certain other changes. New Paramount advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. New Paramount understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	2	December 16, 2024

In addition, we are providing the following responses to your comment letter, dated December 4, 2024, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by New Paramount. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4

Cover Page

1.

Here, in the Questions and Answers section, and Summary section, revise as appropriate to highlight that the holders of the New Paramount Class A shares will be entitled to one vote and that the holders of the New Paramount Class B shares will have no voting rights. In addition, revise your risk factor disclosure to address the risks associated with a dual class capital structure and management’s voting control of the company and that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 8, 17, 29, 96, 97, 98, 297 and 298 to highlight that the holders of the New Paramount Class A shares will be entitled to one vote per share and that the holders of the New Paramount Class B shares will have no voting rights. The Company has also revised its disclosure on page 79, in response to the Staff’s comment, to address the risks associated with a dual-class structure and management’s voting control of the Company and that a dual-class structure may render shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment.

Securities and Exchange Commission	3	December 16, 2024

2.

We note that “Entities controlled by the Ellison family will hold approximately 77.5% of the New Paramount Class A common stock indirectly through their collective approximate 77.5% ownership interest in NAI.” Expand your discussion to highlight that you intend to rely on the controlled company exemption under the Nasdaq corporate governance standards.

In response to the Staff’s comment, the Company has revised its disclosure on the cover and pages 17, 30 and 97.

Questions and Answers about the Transactions, Q: Why did the Paramount Board form a special committee of independent directors?, page 9

3.

We note your disclosure about how the interests of the directors and officers of Paramount in the transactions may differ from the interests of Paramount shareholders. Please expand your disclosure here and in your risk factors to summarize the interests, how those interest may differ from shareholders, and identify any resulting risks.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 18, and 54.

The Transactions, page 26

4.

Please revise your corporate structure chart to reflect the ownership and aggregate voting rights held for each of the entities listed, as applicable. Please also indicate the percentages held by the Ellison and Redstone families.

In response to the Staff’s comment, the Company has revised its disclosure on pages 27, 28, 94 and 95.

Risk Factors, Risks Relating to New Paramount After Completion of the Transactions, page 67

5.

We note that this transaction would constitute the initial public offering of the combined company’s equity securities. As such, please add a risk factor highlighting the risks of going public through a merger rather than an underwritten offering. These risks may include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 87.

Securities and Exchange Commission	4	December 16, 2024

Background of the Transactions, Certain Unaudited Prospective Financial Information, page 150

6.

With respect to the Paramount and Skydance prospective financial information, revise to disclose and quantify each material assumption underlying the projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 154, 155, 156, 157 and 158.

Accounting Treatment for the Transactions and Related Pro Forma Adjustments, page 166

7.

Please clarify your disclosure and explain to us the basis for your conclusion that at the time of the merger, both Skydance and Paramount will be under common control. Please identify for us the members of the Ellison family and explain the family relationships. Also, with respect to each family member, indicate their respective ownership interests in both Skydance and NAI. If applicable, disclose if control rests with immediate family members or if there is contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

In response to the Staff’s comment, the Company has revised its disclosure on pages 171 and 249. The Company respectfully submits that because Lawrence Ellison and David Ellison, who are immediate family members, control Skydance and David Ellison will also control Paramount upon the close of the NAI Transaction, Skydance and Paramount will be considered entities under common control as of the NAI Transaction date, immediately prior to the consummation of the Skydance Merger. In determining that Lawrence Ellison and David Ellison have controlling ownership of Skydance and will have controlling ownership of Paramount, consideration was given to the SEC staff’s conclusions expressed in EITF 02-5 that indicate common control would exist among separate entities in a situation where “immediate family members (married couples and their children, but not their grandchildren) hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any other way than in concert).”

The Company respectfully submits that for purposes of the accounting treatment discussed in the Registration Statement, the Ellison family is comprised of Lawrence Ellison and David Ellison. Since David Ellison is the son of Lawrence Ellison, Lawrence Ellison and David Ellison are immediate family members. Lawrence Ellison owns, indirectly through entities he controls, approximately 33% of the economic interest and approximately 39% of the voting interest in Skydance. David Ellison owns, indirectly through entities he controls, approximately 33% of the economic interest and approximately 38% of the voting interest in Skydance. Lawrence Ellison, indirectly through entities he controls, owns 100% of the economic interest in Pinnacle. David Ellison is the sole manager of each of the entities that own Pinnacle and, as a result, will hold 100% of the voting control over Pinnacle’s 77.5% interest in NAI. On the basis of the foregoing, immediate family members Lawrence Ellison and David Ellison together control a majority of the voting interests in Skydance and, after giving effect to the NAI Transaction, David Ellison will control a majority of the voting interests in NAI.

Securities and Exchange Commission	5	December 16, 2024

Key Performance Indicators/Non-GAAP Measures, page 223

8.	In regard to Adjusted OBIDA and Adjusted EBITDA, please explain, in quantitative detail, what is included in Transaction costs.

In response to the Staff’s comment, the Company has revised its disclosure on pages 229 and 230.

New Paramount Unaudited Pro Forma Condensed Combined Financial Statements, page 237

9.

Based on disclosure on page 6, we note that Transactions “means, collectively, the Mergers, the Blocker Contribution and Exchange, the PIPE Transaction and the other transactions contemplated by the Transaction Agreement (other than the NAI Transaction).” Please clarify how each of these transactions are reflected in your pro forma financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 242, 259, 260, 261 and 262.

10.

We note as part of the Transaction Agreement, the Skydance Membership Units will be converted into New Paramount Class B common shares. Please clarify if this includes the units held by the Ellison family and if so, disclose the number of New Paramount Class B common shares that will be held by them.

In response to the Staff’s comment, the Company has revised its disclosure on page 244.

11.

Please disclose on page 243 and elsewhere, as applicable, when the Ellison family obtained control of Skydance and clarify whether the historic financial statements of Skydance reflect the Ellison family cost basis.

In response to the Staff’s comment, the Company has revised its disclosure on page 171, 244 and 249.

Securities and Exchange Commission	6	December 16, 2024

12.

Regarding adjustments 3 and 5 you are assuming “all eligible holders of Paramount Class A common stock will elect to receive the Class A Cash Consideration and holders of Paramount Class B common stock make cash elections with respect to a number of shares of Paramount Class B common stock that is in the aggregate equal to at least the Maximum Class B Cash Share Number.” Tell us how you considered disclosing a range in accordance with Rule 11-02(a)(10) of Regulation S-X and revise accordingly.

The Company respectfully advises the Staff that note (e) to the first table in footnote 3 on pages 247 and 248 of the Registration Statement disclosed the maximum number of additional shares that could be outstanding following the Transactions of 100 million (with the range being zero to 100 million) and the maximum additional primary gross proceeds that could remain at New Paramount of $1.5 billion (with the range of additional primary gross proceeds being zero to $1.5 billion) if holders of Paramount Class A common stock elect stock consideration or holders of Paramount Class B common stock make cash elections with respect to a number of shares of Paramount Class B common stock that does not in the aggregate exceed the Maximum Class B Cash Share Number. In addition, sensitivity analyses were included to show the change to the number of shares and the impacts to Paramount’s new basis resulting from a 1 million change in the number of each of the New Paramount Class A and Class B common shares converted to cash. In response to the Staff’s comment, the Company has expanded its disclosures on pages 255, 256, 259 and 261.

13.	With regard to footnote (f) on page 248, tell us why you believe it is appropriate to assume “that the value of NAI’s net assets other than Paramount common stock is equal to the value of NAI debt.”

The Company acknowledges the Staff’s comment and respectfully notes that the value of NAI’s net assets other than its investment in Paramount common stock is not known to the Company since NAI is a private company and does not publish financial statements, nor does the Company have any right to access or request such information. Therefore, it was necessary to make an assumption about the value of those net assets for the purpose of determining the Ultimate Parent’s basis in Paramount and we believe that assuming the value of NAI’s net assets other than Paramount stock is equal to the value of NAI debt is a good faith estimate based on the very limited information that we have regarding NAI. Upon the closing of the Transactions, we will consider any additional information that becomes available to us including obtaining appraisals or other valuation analysis to the extent available.

14.

We refer to footnote 3(a) and that the fair value of property and equipment increases by $1,059 million yet depreciation and amortization expense is being reduced by $10 million and $22 million for the six months ended June 30, 2024 and year ended December 31, 2023. Please expand your disclosure to quantitatively explain the expense adjustment. Disclose if useful lives estimates are changing and the basis for the change.

In response to the Staff’s comment, the Company has revised its disclosure on page 257. The Company respectfully advises the Staff that depreciation expense is expected to be lower because the expense related to developed technology assets was historically recorded in depreciation expense but will be recorded in intangible asset amortization expense following the adjustment of Paramount’s net assets to the Ultimate Parent’s basis. There have been no changes to the useful lives of Paramount’s property and equipment.

Securities and Exchange Commission	7	December 16, 2024

15.	Please expand footnote 3(i) to explain how Paramount’s noncontrolling interests at fair value was determined.

In response to the Staff’s comment, the Company has revised its disclosure on page 258.

16.	We note the disclosure in footnotes (5f) and (5g) on page 255. Please clarify how you are accounting for the acquisition of the non-controlling interest in Skydance and advise us.

In response to the Staff’s comment, the Company has revised its disclosure on page 263 to make clarifying changes to footnotes (5f) and (5g). New Paramount respectfully notes that the net assets of Skydance and its noncontrolling interest are being accounted for at their historical basis since Skydance’s financial statements are already reflected at the Ultimate Parent’s basis. Therefore, no adjustments were made to Skydance’s noncontrolling interests.

In addition, the noncontrolling interest holders of Skydance will receive their allocable portion of the 316.7 million shares of New Paramount Class B common stock issued in the Skydance Merger and there will be no outstanding Skydance Membership Units or Skydance Phantom Units following the Transactions.

17.	Please present footnote 5(i) in a tabular format showing details of the 421.6 million share adjustment.

In response to the Staff’s comment, the Company has revised the tabular disclosure on page 260 to include a subtotal of the assumed share issuance, net of cancellations totaling 421.6 million, which reconciles to the share adjustments referenced in footnote 5(i) on page 263 and included on the Unaudited Pro Forma Condensed Combined Statements of Operations.

18.	Please show the details of adjustments 6(a) to 6(f) in a tabular format that reconciles to the adjustments in the unaudited pro forma financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 264 and 265.

19.

Regarding adjustment 6(b), please provide more detailed information regarding the estimated transaction-related bonuses for Skydance and Paramount. Describe how you came up with the estimate and who will receive the bonuses.

In response to the Staff’s comment, the Company has revised its disclosure on pages 264 and 284.

Securities and Exchange Commission	8	December 16, 2024

20.

Please reconcile adjustments 7 in the unaudited pro forma financial statements to the footnote description of footnote 7 on page 256. If amounts have been combined, show the detail in a tabular format.

In response to the Staff’s comment, the Company has revised its disclosure on pages 266 and 267.

Skydance Media, LLC, Notes to Condensed Consolidated Financial Statements, 8. Related-Party Transactions, page F-15

21.	Please expand your disclosure on page F-15 and F-33 to discuss all related party information in accordance with ASC 850-10-50.

In response to the Staff’s comment, additional disclosure has been provided on page F-16.

Skydance Media, LLC, Notes to Condensed Consolidated Financial Statements, 10. Profits and Interests, page F-15

22.	Please disclose detailed information about the Phantom Units in accordance with ASC 710-10-50. Explain to us how they were considered in your pro forma financial statements.

In response to the Staff’s comment, additional disclosure has been provided on page F-17. The Company respectfully advises the Staff that the Company considered that any compensation expense associated with the Phantom Units would be recognized in the Skydance consolidated financial statements prior to the completion of the Transactions. The pro forma financial statements do not include any estimates for this expense as it would not be a transaction-related cost incurred for the benefit of the combined company.

Skydance Media, LLC, Notes to Condensed Consolidated Financial Statements, 11. Equity, page F-16

23.

Please disclose more detail about the Second Amended and Restated agreement of Skydance Sports, LLP dated April 6, 2023. Disclose if the transactions contemplated in this filing can trigger rights noted in the agreement.

In response to the Staff’s comment, additional disclosure has been provided on pages F-17 and F-18.

Securities and Exchange Commission	9	December 16, 2024

Skydance Media, LLC, Notes to Condensed Consolidated Financial Statements, 9. Commitments and Contingencies, page F-33

24.

With regard to your film commitments, please disclose the value of your unconditional purchase obligations that have not been recognized on the balance sheet, unless the aggregate commitment for all such obligations is immaterial. We refer to guidance in ASC 440-10-50. Disclose this information for all periods presented.

In response to the Staff’s comment, additional disclosure has been provided on page F-17. The Company acknowledges the Staff’s comment and respectfully submits that Skydance does not have any material unconditional purchase obligations relating to the film commitments that have not been recognized or accrued on the condensed consolidated balance sheets as of September 30, 2024 and December 31, 2023.

General

25.	Please update your financial statements for the nine months ended September 30, 2024.

In response to the Staff’s comment, the Company has revised its disclosure to include the financial statements for the nine months ended September 30, 2024.

26.

We note that other than the specified NAI stockholders, existing Paramount Class A common stock holders will have the option to convert their shares into $23.00 cash consideration or 1.5333 shares of New Paramount Class B common stock with no voting rights. In an appropriate location, please revise to discuss the current voting rights of holders of Paramount Class A common stock and to quantify the number of shares of the Paramount Class A common stock that will be converted to cash or nonvoting New Paramount Class B common stock at the completion of the offering, and the impact on the capital structure and overall voting control of the company before and after the transaction.

In response to the Staff’s comment, the Company has revised its disclosure on pages 297 and 298.

*   *   *   *   *

Please do not hesitate to call me at 212-455-7862 or Katharine Thompson at 202-636-5860 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Xiaohui (Hui) Lin

Securities and Exchange Commission	10	December 16, 2024

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